Exhibit 99.1

ZKH Group Limited Announces First Quarter 2025 Unaudited Financial Results

SHANGHAI, May 20, 2025 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Operational and Financial Highlights

	First Quarter
	2024	2025	Change
	(in thousand RMB, except for number of customers, percentage and basis points (“bps”))
GMV[1]	2,348,640	2,171,997	-7.5%
GMV by Platform
ZKH Platform	2,137,614	1,966,210	-8.0%
GBB Platform	211,026	205,787	-2.5%
GMV by Business Model
Product Sales (1P)	1,775,732	1,901,196	7.1%
Marketplace (3P)[2]	572,908	270,800	-52.7%
Number of Customers[3]	46,135	60,102	30.3%
ZKH Platform	31,706	35,135	10.8%
GBB Platform	14,429	24,967	73.0%
Net Revenues	1,860,409	1,935,372	4.0%
Gross Profit	334,076	332,118	-0.6%
% of Net Revenues	18.0%	17.2%	-79.7	bps
Operating Loss	(129,613)	(80,813)	-37.7%
% of Net Revenues	-7.0%	-4.2%	279.1	bps
Non-GAAP EBITDA[4]	(70,048)	(51,959)	-25.8%
% of Net Revenues	-3.8%	-2.7%	108.0	bps
Net Loss	(90,901)	(66,723)	-26.6%
% of Net Revenues	-4.9%	-3.4%	143.9	bps
Non-GAAP Adjusted Net Loss[5]	(43,459)	(50,176)	15.5%
% of Net Revenues	-2.3%	-2.6%	-25.7	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “Our robust first-quarter performance in 2025 underscores our leadership position in the MRO industry and clearly demonstrates our path towards profitability. We have achieved significant momentum in our international expansion, particularly in the U.S., where both revenue and customer base have nearly doubled each month since January 2025. Looking ahead, our international growth efforts will prioritize enriching our product offerings and enhancing our supply chain capabilities overseas. Simultaneously, integrating digitalization and big data analytics empowers us to better anticipate and address evolving customer needs, fostering top-line growth, operational efficiency, and workforce productivity. We remain committed to investing in our products, supply chain, AI capabilities, and global footprint to drive sustainable growth and reinforce our industry leadership.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 The proportion of GMV generated by the marketplace model was 24.4% and 12.5% for the first quarter of 2024 and 2025, respectively.

3 Customers are customers that transacted with the Company during the reporting period, mainly comprised of enterprise customers in various industries.

4 Non-GAAP EBITDA is defined as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

5 Non-GAAP adjusted net loss is defined as net loss excluding share-based compensation expenses.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “We are pleased with our solid financial results this quarter, as our focus on high-quality revenue streams and operational efficiencies continued to yield positive results. Our business quality has strengthened, as reflected in the year-over-year growth of both our product sales model’s gross margin and our marketplace model’s take rate. Notably, our net operating loss margin and net loss margin narrowed by 279.1 and 143.6 basis points, respectively. With a strong cash position, continuously disciplined execution and improving profitability trajectory, we are confidently positioned for long-term value creation and enhanced returns for our shareholders.”

First Quarter 2025 Financial Results

Net Revenues. Net revenues were RMB1,935.4 million (US$266.7 million), representing an increase of 4.0% from RMB1,860.4 million in the same period of 2024. This growth was mainly attributable to an increase in revenues from the product sales model, partially offset by a decrease in revenues from the marketplace model due to the prior year’s high base, which included low-margin businesses with long customer credit terms that have since been optimized.

	First Quarter
	2024	2025	Change
	(in thousand RMB, except for percentage)
Net Revenues	1,860,409	1,935,372	4.0%
Net Product Revenues	1,775,019	1,884,860	6.2%
From ZKH Platform	1,563,502	1,679,343	7.4%
From GBB Platform	211,517	205,517	-2.8%
Net Service Revenues	66,654	37,894	-43.1%
Other Revenues	18,736	12,618	-32.7%

•	Net Product Revenues. Net product revenues were RMB1,884.9 million (US$259.7 million), representing an increase of 6.2% from RMB1,775.0 million in the same period of 2024, primarily due to an increase in revenues from the product sales model.

•	Net Service Revenues. Net service revenues were RMB37.9 million (US$5.2 million), a decrease of 43.1% from RMB66.7 million in the same period of 2024, primarily due to the prior year’s high base, which included revenues from low-margin businesses with long customer credit terms under the marketplace model that have since been optimized.

•	Other Revenues. Other revenues were RMB12.6 million (US$1.7 million), a decrease of 32.7% from RMB18.7 million in the same period of 2024, mainly due to lower revenues from warehousing and logistic services, as well as operating lease services for certain types of machinery and equipment.

Cost of Revenues. Cost of revenues was RMB1,603.3 million (US$220.9 million), representing an increase of 5.0% from RMB1,526.3 million in the same period of 2024. The increase was outpaced by the growth in product revenues, mainly due to the effectiveness of the Company’s initiatives to reduce overall product procurement costs.

Gross Profit and Gross Margin. Gross profit was RMB332.1 million (US$45.8 million), representing a decrease of 0.6% from RMB334.1 million in the same period of 2024. Gross margin was 17.2%, compared with 18.0% in the same period of 2024. The decrease was mainly due to lower revenue contribution from the marketplace model, which yields a 100% gross margin, while both the gross margin of the product sales model and the take rate of the marketplace model increased, driven by business optimization and higher proportion of GMV from higher-margin private label products.

	First Quarter
	2024	2025	Change
	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	334,076	332,118	-0.6%
% of Net Revenues	18.0%	17.2%	-79.7	bps
Under Product Sales (1P)
ZKH Platform	250,326	278,618	11.3%
% of Net Product Revenues from ZKH Platform	16.0%	16.6%	58.0	bps
GBB Platform	11,630	12,687	9.1%
% of Net Product Revenues from GBB Platform	5.5%	6.2%	67.5	bps
Under Marketplace (3P)	66,654	37,894	-43.1%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate)	11.6%	14.0%	235.9	bps
Others	5,466	2,918	-46.6%
% of Other Revenues	29.2%	23.1%	-604.8	bps

Operating Expenses. Operating expenses were RMB412.9 million (US$56.9 million), a decrease of 10.9% from RMB463.7 million in the same period of 2024, with decreases across all categories of operating expenses. Operating expenses as a percentage of net revenues were 21.3%, compared with 24.9% in the same period of 2024. Excluding share-based compensation expenses, operating expenses as a percentage of net revenues were 20.5%, compared with 22.4% in the same period of 2024.

•	Fulfillment Expenses. Fulfillment expenses were RMB93.3 million (US$12.9 million), a decrease of 4.2% from RMB97.3 million in the same period of 2024. The decrease was primarily attributable to lower employee benefit expenses and warehouse rental costs. Fulfillment expenses as a percentage of net revenues were 4.8%, compared with 5.2% in the same period of 2024.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB136.8 million (US$18.9 million), a decrease of 16.6% from RMB164.1 million in the same period of 2024. The decrease was primarily attributable to lower employee benefit expenses and travel expenses. Sales and marketing expenses as a percentage of net revenues were 7.1%, compared with 8.8% in the same period of 2024.

•	Research and Development Expenses. Research and development expenses were RMB39.6 million (US$5.5 million), a decrease of 0.6% from RMB39.8 million in the same period of 2024. The decrease was primarily attributable to lower employee benefit expenses, partially offset by higher expenses related to technology and information services, such as cloud services. Research and development expenses as a percentage of net revenues were 2.0%, compared with 2.1% in the same period of 2024.

•	General and Administrative Expenses. General and administrative expenses were RMB143.2 million (US$19.7 million), a decrease of 11.8% from RMB162.4 million in the same period of 2024. The decrease was primarily attributable to lower share-based compensation expenses, partially offset by higher employee benefit expenses. General and administrative expenses as a percentage of net revenues were 7.4%, compared with 8.7% in the same period of 2024.

Loss from Operations. Loss from operations was RMB80.8 million (US$11.1 million), compared with RMB129.6 million in the same period of 2024. Operating loss margin was 4.2%, compared with 7.0% in the same period of 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB52.0 million (US$7.2 million), compared with negative RMB70.0 million in the same period of 2024. Non-GAAP EBITDA margin was negative 2.7%, compared with negative 3.8% in the same period of 2024.

Net Loss. Net loss was RMB66.7 million (US$9.2 million), compared with RMB90.9 million in the same period of 2024. Net loss margin was 3.4%, compared with 4.9% in the same period of 2024.

Non-GAAP Adjusted Net Loss. Non-GAAP adjusted net loss was RMB50.2 million (US$6.9 million), compared with RMB43.5 million in the same period of 2024. Non-GAAP adjusted net loss margin was 2.6%, compared with 2.3% in the same period of 2024.

Basic and Diluted Net Loss per ADS6 and Non-GAAP Adjusted Basic and Diluted Net Loss per ADS7. Basic and diluted net loss per ADS were RMB0.41 (US$0.06), compared with RMB0.56 in the same period of 2024. Non-GAAP adjusted basic and diluted net loss per ADS were RMB0.31 (US$0.04), compared with RMB0.27 in the same period of 2024.

Balance Sheet and Cash Flow

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.80 billion (US$248.1 million), compared with RMB2.06 billion as of December 31, 2024.

Net cash used in operating activities was RMB97.1 million (US$13.4 million) in the first quarter of 2025, compared with RMB224.3 million in the same period of 2024.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

6 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

7 Non-GAAP adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP adjusted net loss attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 20, 2025, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2025.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	0116526

The replay will be accessible through May 27, 2025 by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1341836

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, underpinned by robust supply chain capabilities and dedicated to serving customers globally through a product-led, agentic AI-driven approach. Through its primary online platforms, the ZKH platform and the GBB platform, along with innovative technology and extensive industry expertise, the Company provides bespoke MRO procurement solutions to a diverse and loyal customer base. These solutions encompass hyper-personalized product curation from a comprehensive selection of quality products at competitive prices. Additionally, the Company ensures timely and reliable product delivery through professional fulfillment services. By focusing on reducing procurement costs and addressing management efficiency challenges, ZKH is transforming the opaque MRO procurement process and empowering all stakeholders across the value chain.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net loss, non-GAAP adjusted net loss per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net loss for a specific period as net loss in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net loss per ADS is calculated by dividing adjusted net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Piacente Financial Communications

Hui Fan

Tel: +86-10-6508-0677

E-mail: zkh@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zkh@thepiacentegroup.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,423,943	1,136,052	156,552
Restricted cash	92,939	116,183	16,010
Short-term investments	543,978	547,959	75,511
Accounts receivable (net of allowance for credit losses of RMB 145,789 and RMB 144,038 as of December 31, 2024 and March 31, 2025, respectively)	3,090,323	2,808,599	387,035
Notes receivable	234,213	217,535	29,977
Inventories	625,390	723,769	99,738
Prepayments and other current assets	179,387	177,261	24,427
Total current assets	6,190,173	5,727,358	789,250

Non-current assets:
Property and equipment, net	183,572	181,526	25,015
Land use right	10,808	10,751	1,482
Operating lease right-of-use assets, net	179,945	157,280	21,674
Intangible assets, net	15,931	14,169	1,953
Goodwill	30,807	30,807	4,245
Total non-current assets	421,063	394,533	54,369
Total assets	6,611,236	6,121,891	843,619

Liabilities
Current liabilities:
Short-term borrowings	311,000	160,790	22,157
Current portion of long-term borrowings	997	1,153	159
Accounts and notes payable	2,553,396	2,311,127	318,482
Operating lease liabilities	81,379	68,828	9,485
Advance from customers	27,433	26,570	3,661
Accrued expenses and other current liabilities	365,333	350,718	48,330
Derivatives	-	476	66
Total current liabilities	3,339,538	2,919,662	402,340

Non-current liabilities:
Long-term borrowings	38,887	43,803	6,036
Non-current operating lease liabilities	109,096	97,382	13,420
Other non-current liabilities	25,224	23,966	3,302
Total non-current liabilities	173,207	165,151	22,758
Total liabilities	3,512,745	3,084,813	425,098

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,658,952,794 and 5,666,675,019 shares issued and outstanding as of December 31, 2024 and March 31, 2025, respectively)	4	4	1
Additional paid-in capital	8,305,304	8,325,626	1,147,302
Statutory reserves	6,303	6,303	869
Accumulated other comprehensive income	4,764	1,756	242
Accumulated deficit	(5,177,126)	(5,243,849)	(722,622)
Treasury stock	(40,758)	(52,762)	(7,271)
Total ZKH Group Limited shareholders’ equity	3,098,491	3,037,078	418,521
Total liabilities and shareholders’ deficit	6,611,236	6,121,891	843,619

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net revenues
Net product revenues	1,775,019	1,884,860	259,741
Net service revenues	66,654	37,894	5,222
Other revenues	18,736	12,618	1,739
Total net revenues	1,860,409	1,935,372	266,702
Cost of revenues	(1,526,333)	(1,603,254)	(220,934)
Operating expenses
Fulfillment	(97,348)	(93,307)	(12,858)
Sales and marketing	(164,113)	(136,835)	(18,856)
Research and development	(39,836)	(39,613)	(5,459)
General and administrative	(162,393)	(143,176)	(19,730)
Loss from operations	(129,614)	(80,813)	(11,135)
Interest and investment income	18,054	13,279	1,830
Interest expense	(5,695)	(2,350)	(324)
Others, net	26,442	3,408	470
Loss before income tax	(90,813)	(66,476)	(9,159)
Income tax expenses	(88)	(247)	(34)
Net loss attributable to ZKH Group Limited's ordinary shareholders	(90,901)	(66,723)	(9,193)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss	(90,901)	(66,723)	(9,193)
Other comprehensive loss:
Foreign currency translation adjustments	(3,350)	(3,008)	(415)
Total comprehensive loss attributable to ZKH Group Limited's ordinary shareholders	(94,251)	(69,731)	(9,608)

Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(0.02)	(0.01)	(0.00)
Weighted average number of shares
Basic and diluted	5,730,448,966	5,695,083,577	5,695,083,577

Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.56)	(0.41)	(0.06)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	163,727,113	162,716,674	162,716,674

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss	(90,901)	(66,723)	(9,193)
Income tax expenses	88	247	34
Interest expenses	5,695	2,350	324
Depreciation and amortization expenses	15,070	12,167	1,677
Non-GAAP EBITDA	(70,048)	(51,959)	(7,158)

	For the three months ended March 31,
	2024	2025
	RMB	RMB	US$
Net loss	(90,901)	(66,723)	(9,193)
Add:
Share-based compensation expenses	47,442	16,547	2,280
Non-GAAP adjusted net loss	(43,459)	(50,176)	(6,914)

Non-GAAP adjusted net loss attributable to ordinary shareholders per share
Basic and diluted	(0.01)	(0.01)	(0.00)
Weighted average number of ordinary shares
Basic and diluted	5,730,448,966	5,695,083,577	5,695,083,577

Non-GAAP adjusted net loss attributable to ordinary shareholders per ADS
Basic and diluted	(0.27)	(0.31)	(0.04)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic and diluted	163,727,113	162,716,674	162,716,674